Exhibit 4.11

Description of Our Securities

Pursuant to Section 12 of the Securities Exchange Act of 1934

The following description is a description of Transportation and Logistics Systems, Inc.’s (the “Company”) securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of March 30, 2026, the Company has one class of securities registered under Section 12 of the Exchange Act, its common stock, par value $0.001 per share (the “Common Stock”).

The following is a summary of information concerning capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Articles of Incorporation, as amended, (the “Charter”) and Amended and Restated Bylaws of the Company (the “ByLaws”), and are entirely qualified by these documents.

Common Stock

Authorized Shares. The Company is authorized to issue up to fifty billion (50,000,000,000) shares of Common Stock.

Dividends. Subject to the rights of holders of outstanding shares of any of the Company’s preferred stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting Rights. Each share of Common Stock is entitled to one vote per share on matters voted on by the stockholders.

Liquidation Rights. Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable.

Listing. The Common Stock is quoted on the OTCID Basic Market under the symbol “TLSS”.